March 28, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Timothy R. Horne
Chief Financial Officer
1131 North DuPont Highway
Dover, Delaware 19901

Re:	Dover Downs Gaming & Entertainment, Inc.
	Form 10-K for the year ended December 31, 2004
	Commission file #: 001-16791

Dear Mr. Horne:

We have reviewed the above referenced filing and have the following comments. Please file an amended Form 10-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis

- Liquidity and Capital Resources, page 18

1. We note that beginning in 2005 you will no longer be required to pay a management fee to Ceasars to supervise, manage, and operate the video lottery machine casino. Please disclose if your costs will change materially due to either those functions not being needed in the future or the need to replace these functions with internal staff or third-party vendors. In this regard, the discussion in MD&A should not solely duplicate the Note (11) disclosure but also provide an analysis of the impact from this change, quantified to the extent practicable. Refer to the guidance in Item 303(a)(3)(ii) and Instruction 3 to paragraph 303(a) in Regulation S-K.

Critical Accounting Policies - Accrued Pension Expense, page 20

2. Please expand your disclosure to include a sensitivity analysis that details the impact on pension expense for a 1% change in weighted-average discount rate and expected long-term rate of return
on plan assets.   In addition, also include any other changes in
pension plan assumptions that would have a significant impact on your pension expense.

Financial Statements

Statement of Earnings, page 34

3. We note that interest expense is presented "net" in Item 6. Selected Financial Data. Please supplementally tell us if interest expense is also presented net of interest income in the income statement. If the amount is presented "net", please separately present interest income and interest expense to the extent the amounts are material. It appears interest income may be significant in view of the significant amount of cash on your balance sheet. Refer to the guidance in Rule 5-03(b)(7)-(8) of Regulation S-X.

4. From disclosure in note 3 (revenues and expense recognition), we note that other operating revenues represent the aggregation of your non-gaming activities. In accordance with the analogous guidance in
Topic 11L of the Staff Accounting Bulletins (SAB), please disclose the hotel room and food and beverage revenue producing activities and the expenses attributable to each of these major revenue producing activities separately on the face of the consolidated statement of earnings. In this regard, this SAB provides that separate major activities should be presented without regard to the 10% materiality threshold cited in Regulation S-X, as the purpose of this detailed presentation affords an analysis of the relative contribution to operating profits for each major revenue activity. In your circumstances, the contribution to operating profits significantly varies. As a percentage of its respective gross revenues, your "gaming" expenses approximate 77-80%, while "other operating" expenses only approximate 31-40% during the three-year financial statement period. Therefore, as the "other operating" category contribute significant amounts to consolidated operating profits, separate disclosure of its major revenue producing activities should be set forth. Please revise accordingly.

Balance Sheets, page 35

5. We note that the amount of cash on the balance sheet is significant to current assets. Please disclose the details of any amounts other than cash included in that line item (i.e., cash equivalents). Also, refer to the guidance in paragraphs 7-9 of SFAS
95.


Notes to the Financial Statements
General

6. We note from the Proxy Statements dated 3/29/04 that the combined ownership percentage of Henry Tippee and the Estate of John Rollins, for which he is the executor, exceed 50% of the voting stock of the
Company and have the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Note 3.  Summary of Significant Accounting Policies, page 39

- General

7. In your consolidated financial statements we note no disclosure of
the accounting method for accruing a base jackpot liability. With respect to the method for accruing this liability, casino companies have interpreted the requirement in Section 2.09-.10 of the Casino
Audit guide differently.   In this regard, we have noted that some
accrue the liability as games are played under a matching concept, while others accrue only incremental jackpot amounts owed where every
coin played adds to the jackpot total.   Please expand your notes
to
describe this liability and address how you recognize and measure the liability in your consolidated financial statements.

- Property and Equipment

8. We note your disclosure on how you evaluate property and equipment for impairment. Please disclose when or how often you evaluate property and equipment for impairment as well as the method or methods for determining fair value as required in SFAS No.144. We believe this disclosure should be clearly stated due to the significance of the property and equipment balance in relation to total assets.

Note 3 - Point Loyalty Program, pages 39-40
MD&A - Results of Operations, page 15

9. Reference is made to your change in accounting under your loyalty program whereby you recorded a non-recurring $2,250,000 charge in the fourth quarter of fiscal 2004. Your current disclosure (i.e. "As a result, the company recorded a non-recurring charge ...to record the net impact of the program change") implies that this charge to the consolidated financial statements resulted from your change in policy where points earned by video lottery customers can now be redeemed for cash (under certain circumstances) as compared to being redeemed solely for services and merchandise in prior periods. It would not appear appropriate that a change in payment method policy would require a charge to the consolidated financial statements.
Rather,
it appears the charge resulted from the change in accounting treatment in recognizing an expense in the period the points are earned from your prior treatment in recording an expense when the points are redeemed by the customers (as disclosed in the notes to your fiscal 2003 Form 10-K). However, an appropriate change from one acceptable accounting method to another alternative acceptable accounting method would be reflected as a cumulative effect charge with appropriate disclosures as provided by paragraphs 17-22 of APBO
20. Therefore, it is unclear why you recognized this change in accounting treatment as a current period charge. If you believe that your treatment of recognizing a charge in the period of change was appropriate, please provide us in complete and clear detail the specific accounting literature that you relied upon for this treatment.

In the event your change in accounting treatment from recognizing an
expense when points are earned, as compared to when redeemed, represents a correction of an error for the misapplication of GAAP in prior periods, please account for the correction of the error in accordance with the guidance in paragraphs 36-37 of APBO 20. In this regard, your prior accounting treatment of recognizing an
obligation
(expense) when points are redeemed would not appear to be an
acceptable accounting method.   To the extent that a registrant
does
not believe it should restate its prior financial statements because
of an immateriality assessment, this assessment should consider the
immateriality on all annual and quarterly consolidated financial statements. However, we note that this 4th quarter fiscal 2004 charge was material to the operating results of that quarter based on
the quarterly data furnished in note 12 (page 50).   Therefore, if
this does represent a correction of an error, it appears that prior consolidated financial statements should be restated accordingly. In this regard, the disclosure in the notes should set forth in a clear and transparent manner that the consolidated financial statements have been revised for the misapplication of GAAP in prior periods (including the prior and current accounting treatment). In addition, in situations where immateriality assessment can be made by management for treating the matter as a current period charge (rather than restating prior statements) the notes to the financial statements should contain specific and clear disclosure of management`s assessment under those circumstances. Also, we would request that a registrant furnish us a clear and detailed analysis of their assessment.

      Please advise and revise your consolidated financial statements and MD&A accordingly.

Furthermore, if the change you made in accounting method does represent the correction of an error, it is unclear how management and the auditor can conclude that the Company`s control and procedures are effective. In this regard, it appears Item 9A (Controls and Procedures) should be revised to include disclosure of a material weakness in internal control over financial reporting for the misapplication of GAAP in prior periods and the changes in internal control made that alleviated this condition from continuing to occur. Refer to the guidance in Item 308 of Regulation S-K.

Note 7.  Income Taxes

10. We note from the Balance Sheet that you have a material current net deferred tax asset and long-term net deferred tax liability. Please disclose each of the separate components of the deferred tax assets and liabilities. See paragraph 43 of SFAS No. 109.
Note 8.  Pension Plans

11. We note that since January 1, 2003, you have maintained a defined
contribution 401k plan.  Please disclose the contribution expense
recorded in 2003 and 2004.  See paragraph 11 of    SFAS 132R.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or Joe Foti at
202-
942-1952 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Dover Downs Gaming & Entertainment, Inc.
March 28, 2005
Page 1